Expense Limitation Agreement

December 17, 2012

To:

Compass EMP Funds Trust

450 Wireless Boulevard

Hauppauge, NY  11788

Dear Board Members:

You have engaged us to act as the sole investment adviser to the Compass EMP Funds Trust (the “Trust”), pursuant to a Management Agreement dated as of December 17, 2012 for the series of the Trust listed in Appendix A attached hereto (each a “Fund”).

Effective from the effective date of each Fund’s registration statement until April 30, 2014, we agree to waive management fees and/or reimburse each Fund for expenses the Fund incurs, but only to the extent necessary to maintain the Fund's total annual operating expenses after fee waivers and/or reimbursement (exclusive of any taxes, interest, brokerage commissions, acquired fund fees and expenses, 12b-1 distribution and/or servicing fees and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs) at the levels set forth in Appendix A attached hereto.

Additionally, this Expense Limitation Agreement shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Trustees of the Trust and by Compass Efficient Model Portfolios, LLC.  Furthermore, this Expense Limitation Agreement may not be terminated by Compass Efficient Model Portfolios, LLC, but may be terminated by the Fund’s Board of Trustees, on written notice, not to exceed 60 days, to Compass Efficient Model Portfolios, LLC.  This Expense Limitation Agreement will automatically terminate, with respect to a Fund listed in Appendix A if the Management Agreement for the Fund is terminated with such termination effective upon the effective date of the Management Agreement’s termination for the Fund (except that Compass Efficient Model Portfolios, LLC shall maintain its right to repayment if the termination of Management Agreement is caused by a change in control of Compass Efficient Model Portfolios, LLC).  This Expense Limitation Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

Expense Limitation Agreement

Any waiver or reimbursement by us is subject to repayment by the respective Fund within the three fiscal years following the fiscal year in which the expenses occurred (provided Compass Efficient Model Portfolios, LLC continues to serve as investment adviser to the respective Fund), if the Fund is able to make the repayment without exceeding its current expense limitations and the repayment is approved by the Board of Trustees.

Yours Very Truly,

COMPASS EFFICIENT MODEL PORTFOLIOS, LLC

By: /s/ David J. Moore

Name:

David J. Moore

Title:    Cha irman

Date: December 17 , 2012

ACCEPTANCE:

The foregoing Agreement is hereby accepted.

COMPASS EMP FUNDS TRUST

By: /s/ Rob Wal ker

Name:

Rob Walker

Title: Treasurer

Date: December 17 , 2012

Expense Limitation Agreement

Appendix A

Fund	Percentage of Average Daily Net Assets
Compass EMP Multi-Asset Balanced Fund	0.90%
Compass EMP Multi-Asset Growth Fund	1.20%
Compass EMP Alternative Strategies Fund	1.20%